2303 West 41st Avenue Vancouver, BC V6M 2A3 Canada

El Niño Carries out Remote Sensing Survey

On Properties in the Democratic Republic of Congo (DRC)

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ELN has acquired an initial 70 percent interest, on over 350 Square kilometers

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ELN land position is on same trend as Anvil Mining ( 10.9% CU/ 21 meters) and Tiger Resources (7.31% CU/122 meters)

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El Niño’s President and management have extensive experience in the DRC.

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Remote Sensing Survey underway in the DRC

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El Niño is aggressively negotiating further acquisitions in the DRC

July, 16th, 2007, Vancouver, BC – El Niño Ventures Inc. (“El Niño”) (TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q) is pleased to update our shareholders that our exploration program is underway on Research Permits # 5314, 5315, 5316 and 5317. El Niño has signed an agreement with Iris Remote Sensing Systems Ltd to survey our copper project in the DRC. Hyperspectral wavelengths and others will be used to identify mineral occurrences on the project. Hamilton Hycroft Energy Inc, has also been retained to process and correlate the data from this survey. A share issuance will be given to Iris Sensing Systems Ltd in recognition of their work upon approval from the regulatory authorities.

Jean Luc Roy, President of El Niño states: “We are very happy to carry out this survey as this technology has proven very effective in areas like we hold in the DRC. The turnaround to get initial results using this technique is quite short and fits in our philosophy of fast tracking our exploration efforts in the DRC. We are also in negotiation to add to our land position in the DRC Copperbelt.”

About El Niño Ventures Inc.

El Niño Ventures is an exploration stage company whose corporate objective is to revisit former mining regions and apply the latest technologies to advanced stage exploration targets. In June 2007  El Niño started a 25,000 meter drill program on the Bathurst Mining Camp . El Niño is presently in an aggressive acquisition an exploration phase in the Democratic Republic of Congo

On Behalf of the Board of Directors Jean Luc Roy, President and COO	Further information: Tel: + 1.604.685.1870 Toll Free: 1.800.667.1870 Fax: +1.604.685.8045 Email: info@elninoventures.com Or visit www.elninoventures.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.  CUSIP# 28335E-10-6

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission. This email should not be construed as an offer to buy or sell securities of this company.